EXHIBIT A

SCHEDULE OF INVESTORS

Name and Address	Capital Contribution

Greenlight Capital, L.P.	$1,959,000
Greenlight Capital Qualified, LP	$4,391,000
Greenlight Capital Offshore, Ltd.	$3,650,000

SCHEDULE OF EXCEPTIONS

          In connection with that Bond Purchase Agreement dated as of December __, 2000 by and among New World Coffee - Manhattan Bagel, Inc. (the "Company") and the persons and entities listed on the Schedule of Investors attached thereto (the "Agreement"), the Company hereby delivers this Schedule of Exceptions to the Company's representations and warranties given in the Agreement. The section numbers in this Schedule correspond to the section numbers in the Agreement. Capitalized terms used but not defined herein shall have the same meanings given them in the Agreement.